Exhibit 1.02

Conflict Minerals Report of WSI Industries Inc.

I.           Introduction

This is the Conflict Minerals Report of WSI Industries Inc. (“WSI,” the “Company”, “we” or “us”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934.

Certain WSI products contain materials that use columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (as defined in Rule 13p-1, the “conflict minerals”).

Due to the depth of the supply chain, we are far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores. Accordingly, the efforts we have undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is limited at this time.

II.          Reasonable Country of Origin Inquiry and Due Diligence Framework

WSI designed its own framework for conducting its reasonable country of origin inquiry and due diligence framework relating to conflict minerals. In certain respects, the design and conduct of this inquiry and framework followed certain of the general principles set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (collectively, the “OECD Guidance”). Because of the nature of the responses it received from suppliers through the reporting template described below, the Company’s due diligence process encompassed all of the steps involved in the reasonable country of origin inquiry.

III.        Reasonable Country of Origin Inquiry (RCOI) and Due Diligence Process

First, WSI determined which of the products that it manufactured or contracted to be manufactured contained conflict minerals and then further analyzed these products to determine whether the conflict minerals are necessary to the functionality or production of these products (the “covered products”). Upon examination we determined that certain engine components we manufacture for our customers in our powersports business contain tungsten and tin.

WSI then identified which suppliers provided WSI with the covered products and developed a plan to solicit information from these suppliers regarding the country of origin of the conflict minerals within the covered products.

Direct suppliers were asked to provide answers to the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template. The EICC-GeSI Conflict Minerals Common Reporting Template is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics brands.

We reviewed survey information we received from our direct suppliers for completeness and consistency of answers. WSI senior management responsible for non-responsive suppliers personally contacted the suppler in an attempt to elicit responses. While we believe our process was reasonably designed and performed in good faith, we did not receive responses from all inquired suppliers.

As part of its process, WSI also developed a system for reporting tosenior management direct suppliers’ responses to WSI’s conflict minerals information requests, as well as updates on monitoring and tracking corrective action and risk mitigation efforts.

IV.        Results

Based upon the survey responses from the suppliers that did respond or partially respond, WSI does not have sufficient information to determine each of the specific facilities used to process conflict minerals used in the covered products or to identify specific countries of origin for the conflict minerals used in the covered products.

We have made this Conflict Minerals Report publically available on the Company’s website at: www.wsiindustries.com/company/investor-relations/.

V.         Strategy to Mitigate Risk

In light of its 2013 reasonable country of origin inquiry and due diligence process, the primary focus of WSI’s risk mitigation strategies relating to conflict minerals will be to continue to enhance its supplier engagement efforts, including working with suppliers who provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2014. However, because many supply relationships are dictated to WSI by its customers, WSI’s risk mitigation efforts will be primarily driven by customer requirements and customer policies, if any, relating to conflict minerals. The Company may also consider further conforming its due diligence process to the OECG Guidance and implementing other aspects of the OECD Guidance.

VI.        Independent Private Sector Audit

Not required for calendar year 2013.